T. M.

ADMINISTRATIVE SERVICES AGREEMENT

This Administrative Services Agreement (as amended, supplemented or otherwise modified from time to time, the "Agreement") dated as of November 3, 1997, is by and between Jackson National Life Insurance Company, a Michigan life insurance company ("JNL") and Jackson National Life Insurance Company of New York, a New York life insurance company ("JNLNY"; together with JNL, the "Parties").

RECITALS

JNLNY desires to utilize certain facilities and staff at JNL to perform certain administrative tasks as described in this Agreement. JNL's management and staff are experienced in performing such tasks related to life insurance business operations. By transferring such tasks, the Parties contemplate that the use of JNL's existing operations and economies of scale will provide cost savings and enhanced services to JNLNY's policyholders. As further described herein, JNLNY will utilize JNL's staff and automated systems to improve its on-line access to information; to provide its policyholders with access to a toll-free telephone line for a higher level of service; and, through quick and accurate on-line access to information, to respond to policyholder needs more efficiently and effectively.

As set forth in this Agreement, the Parties intend to prescribe reasonable fees for the transfer of tasks described herein to reflect actual costs in a fair and equitable manner and in accordance with the requirements of the New York Insurance Law and the regulations promulgated thereunder.

NOW, THEREFORE, in consideration of the premises and of the mutual promises set forth herein, and intending to be legally bound hereby, the Parties agree as follows:

ARTICLE I
Description of Services
to be Provided by JNL

SECTION 1.1 SERVICES. Notwithstanding any provisions of this Agreement to the contrary, JNL shall refrain from acting in any manner that would cause JNLNY to breach its obligations to policyholders or to violate any requirement of law, regulation, or any other applicable provision pursuant to the New York Insurance Law. The performance of JNL under the Agreement with respect to the business and operations of JNLNY shall at all times be subject to the direction and control of the Board of Directors of JNLNY and its designated authorized representatives.

Subject to the foregoing and to the terms, conditions and limitations of this Agreement, JNL shall perform the services (the "Services") on behalf of JNLNY as follows:

(a) ACCOUNTING, TAX AND AUDITING. Under the general supervision of the Board of Directors of JNLNY and its designated authorized

representatives, and subject to the initiation of all vouchers and accounting records and/or transactions by JNLNY and the verification by JNLNY that original financial data and accounting transactions have been accurately prepared and reflected in JNLNY's books of account, bank reconciliations and reconciliations of computer and electronic data print-outs, JNL shall provide JNLNY with the following accounting services: (i) preparation of accounting records and the processing of accounting transactions; (ii) the preparation of financial statements and reports including annual statements on the basis of both statutory accounting and GAAP; (iii) the preparation of tax returns; and (iv) the preparation of additional financial reports used by JNLNY in the operations of its business. JNL shall also provide assistance with respect to tax and auditing matters.

(b) UNDERWRITING. Subject to the underwriting standards established by JNLNY and communicated in writing to JNL and the retention by JNLNY of all final underwriting authority, JNL shall provide JNLNY with the following underwriting services: (i) review of policy applications and communication of recommendations resulting therefrom to JNLNY, and (ii) preparation of actual policies for delivery by JNLNY to insureds.

(c) CLAIMS. Subject to the claims settlement procedures established by JNLNY and communicated in writing to JNL and the retention by JNLNY of final approval authority for all claims, JNL shall in connection with the administration of claims (i) verify to JNLNY that an applicable policy was in force; and (ii) provide to JNLNY the status of any review and investigation of claims and claims adjustment.

(d) MARKETING AND PRODUCT DEVELOPMENT. JNL shall provide JNLNY with the following marketing and product development services: (i) negotiation of arrangements with financial institutions, broker-dealers and independent general agents and/or agencies, subject to final approval by JNLNY, and the monitoring and administration of such arrangements; (ii) assistance in the development of sales promotion programs and literature; and (iii) assistance in the development of new products and programs.

(e) FUNCTIONAL SUPPORT SERVICES. JNL will provide JNLNY with the following support services: (i) actuarial services; (ii) telecommunications services; and (iii) electronic data processing services, including software programming and documentation and hardware utilization for electronic imaging, storage and retrieval of data.

(f) PAYROLL FUNCTIONS. JNL shall provide JNLNY with the following payroll services: (i) maintenance of employer records concerning benefit and tax data; (ii) computation of amounts to be withheld for benefits and taxes; (iii) production of employee deposit advices or paychecks; and (iv) filing of payroll tax returns with the appropriate taxing authority.

(g) PERSONNEL FUNCTIONS. JNL shall provide JNLNY with the following personnel services: (i) the maintenance of employee files; (ii) assistance in the hiring and training of personnel; (iii) recommendation of levels of compensation (except in the case of compensation for principal officers); (iv) assistance in the compliance with federal, state and local employment laws; and (v) the administration of such employee benefits as group insurance plans, savings and incentive compensation plans and vacation plans.

(h) POLICYHOLDER SERVICES. JNLNY will maintain at its home office in the State of New York personnel to provide personal contact and communication with policyholders and beneficiaries. JNL shall provide, on behalf of and in the name of JNLNY, policyholder services, including additional personnel to provide personal contact and communication with policyholders and beneficiaries, policy loan applications and payments, surrender requests including computation and payment of benefits, determination of payment of policy benefits, policy conversions, beneficiary changes, policy changes, requests for general information, premium processing, policy lapses and reinstatements, and consumer complaints.

(i) TELEPHONE ACCESS. JNL shall provide the staff and facilities for a toll-free telephone number that JNLNY policyholders may call for information. The telephone number shall be dedicated to the transaction of JNLNY business for both incoming and outgoing calls in addition to a dedicated facsimile telephone number. Callers shall be greeted by a generic greeting or a recording identifying JNLNY.

(j) OTHER SUPPORT SERVICES. JNL shall provide JNLNY with legal services and assistance with regulatory compliance matters.

SECTION 1.2 OTHER SERVICES. The Services shall include the availability of any and all such JNL facilities and staff as reasonably necessary to perform the Services described in Section 1.1 hereof, including, without limitation, data processing equipment, office facilities (whether owned or leased) and communications equipment. In addition, the Parties hereto agree that:

(a) CAPACITY OF PERSONNEL AND STATUS OF FACILITIES. Whenever JNL utilizes its personnel to perform services for JNLNY pursuant to this Agreement, such personnel shall at all times remain employees of JNL subject solely to its direction and control, and JNL shall alone retain full liability for their compensation, employee benefits, payroll deductions and legally required employer contributions and withholding tax obligations.

No facility of JNL used in performing services for or subject to use by JNLNY pursuant to this Agreement shall be deemed to be transferred, assigned, conveyed or leased by performance or use.

(b) EXERCISE OF JUDGMENT IN RENDERING SERVICES. In providing any services hereunder which require the exercise of judgment by JNL, JNL

shall perform such services in accordance with standards and guidelines established by JNLNY and communicated in writing to JNL.

(c) CONTROL. The performance of services by JNL for JNLNY pursuant to this Agreement shall in no way impair the absolute control of the business and operations of JNLNY by its Board of Directors. JNL shall act hereunder so as to assure the separate operating and corporate identity of JNLNY.

(d) INTENT OF PARTIES. The execution of this Agreement and performance hereunder by the Parties shall not be deemed to subject directly or indirectly JNL to the Insurance Laws of the State of New York and/or the regulations promulgated thereunder, other than the requirements of New York State Insurance Department (the "Department") Regulation 152, and shall not be deemed an acquiescence by JNL to the requirements thereof, solely as a result of the existence of this Agreement.

ARTICLE II
Effective Term

SECTION 2.1 INITIAL TERM. This Agreement shall be effective beginning as of the date hereof and shall remain in effect until terminated pursuant to Section 5.2 below (the "Effective Term").

ARTICLE III
Fees and Payments

SECTION 3.1 FEES. JNLNY agrees to reimburse JNL for the Services provided by JNL to JNLNY pursuant to this Agreement. The charge to JNLNY for the Services shall include all direct and directly allocable expenses, reasonably and equitably determined to be attributable to JNLNY by JNL, plus a reasonable charge for direct overhead, the amount of such charge for overhead to be agreed upon by the Parties from time to time (together, the "Fees").

SECTION 3.2 DETERMINATION OF FEES AND COST ANALYSIS. The basis for determining the Fees shall be consistent with Department Regulation 33 and may be modified by mutual agreement as necessary or appropriate to reflect fairly and equitably the actual incidence of costs incurred by JNL on behalf of JNLNY.

JNL shall perform a cost analysis at least annually to determine, as closely as possible, the actual cost of the Services. JNL shall forward to JNLNY the information developed by such analysis, and such information shall be used as a basis for the future allocation of expenses incurred by JNL on behalf of JNLNY.

JNL's annual cost analysis of the Fees hereunder shall be presented to JNLNY, and if JNLNY objects to the determination or any part or all of the Fees, it shall so advise JNL within thirty (30) days of receipt of notice of such determination. Unless the Parties reconcile any such objection, any one or both of the Parties shall submit such objection to a firm of independent certified public accountants mutually acceptable to the Parties to determine the Fees properly allocable to JNLNY and to submit within a reasonable time such determination, together with the justification therefor, in writing to JNL and JNLNY whereupon such determination shall be binding. The expenses of such a determination by the independent certified public accountants shall be borne equally by JNL and JNLNY.

SECTION 3.3 PAYMENT. JNL shall submit to JNLNY within thirty (30) days after the end of each month a written statement of the estimated Fees payable by JNLNY for the Services rendered for that month, and JNLNY shall pay to JNL within thirty (30) days following receipt of such written statement the amount set forth in the statement.

Within thirty (30) days after the end of each calendar quarter, JNL will submit to JNLNY a detailed written statement of the Fees due from JNLNY to JNL in the preceding calendar quarter, including Fees, if any, not included in any previous statements. Any balance payable or to be refunded as shown in such quarterly statement shall be paid or refunded, respectively, within thirty (30) days following receipt of such written quarterly statement by JNLNY.

Upon termination of this Agreement, JNL will submit to JNLNY a written statement of the fees due and payable pursuant to Section 5.3 below.

ARTICLE IV
Recordkeeping

SECTION 4.1 ACCOUNTING RECORDS AND DOCUMENTS. JNL shall be responsible for maintaining at JNLNY's home office in New York full and accurate accounts and records of all Services rendered pursuant to this Agreement and such additional information as JNLNY may reasonably request for purposes of JNLNY's internal bookkeeping and accounting operations. JNL shall also maintain such accounts and records insofar as they pertain to the computation of Fees hereunder available at its principal offices for audit, inspection and copying by JNLNY and its authorized representatives or any governmental agency having jurisdiction over JNLNY during all reasonable business hours.

With respect to accounting and statistical records prepared by JNL by reason of its performance under this Agreement, such records shall be delivered to JNLNY within thirty (30) days from the end of the month to which the records pertain.

SECTION 4.2 OTHER RECORDS AND DOCUMENTS. All other books, records, and files established and maintained by JNL by reason of its performance of its obligations under this Agreement which, absent this Agreement, would have been held by JNLNY, shall be deemed the property of JNLNY, and shall be subject to examination at all

times by JNLNY and its authorized representatives or any governmental agency having jurisdiction over JNLNY, and the originals or copies thereof shall be delivered to JNLNY not less frequently than quarterly. Such books, records and files shall be maintained hereunder in accordance with the requirements of Department Regulation 152.

With respect to original documents other than those provided for in Section 4.1 hereof which would otherwise be held by JNLNY and which may be obtained by JNL in performing under this Agreement, JNL shall deliver such original documents to JNLNY within thirty (30) days of their receipt by JNL except where continued custody of such original documents is necessary to perform hereunder.

ARTICLE V

Miscellaneous Provisions

SECTION 5.1 RIGHT TO CONTRACT WITH THIRD PARTIES. Nothing herein shall be deemed to grant JNL an exclusive right to provide services to JNLNY, and JNLNY retains the right to contract with any third party, affiliated or unaffiliated, for the performance of services or for the use of facilities as are available to or have been requested by JNLNY pursuant to this Agreement. Nothing herein shall be deemed to prohibit JNL from providing any or all of the Services to be provided to JNLNY hereunder to other persons, whether or not affiliated with JNL.

SECTION 5.2 TERMINATION AND MODIFICATION. This Agreement shall remain in effect until terminated by either JNL or JNLNY upon giving thirty (30) days or more advance written notice, provided that electronic data processing services may not be terminated by either Party upon less than one hundred and eighty (180) days prior written notice of termination. Subject to the terms (including any limitations and restrictions) of any applicable software or hardware licensing agreement then in effect between JNL and any licensor, JNL shall, upon termination of this Agreement grant to JNLNY a perpetual license, without payment of any fee, in any electronic data processing software developed or used by JNL in connection with the Services if such software is not commercially available and is necessary, in JNLNY's reasonable judgment, for JNLNY to perform subsequent to the termination of the Services pursuant to this Agreement. Upon termination, JNL shall promptly deliver to JNLNY all books and records that are, or are deemed by this Agreement to be, the property of JNLNY.

SECTION 5.3 SETTLEMENT ON TERMINATION. No later than ninety (90) days after the end of the Effective Term, JNL shall deliver to JNLNY a detailed written statement for all Fees not included in any previous statement through the end of the Effective Term. The amount owed or to be refunded, respectively, hereunder shall be due and payable within thirty (30) days of receipt of such statement.

SECTION 5.4 INDEPENDENT CONTRACTOR STATUS. In rendering the Services hereunder, JNL shall act as an independent contractor, and any duties of JNL arising hereunder shall be owed exclusively to JNLNY.

SECTION 5.5 FORCE MAJEURE. If any condition beyond the control of JNL shall wholly or partially prevent the performance by JNL of its obligations hereunder, including, without limitation, any act of God or the public enemy, fire, explosion, flood, earthquake, war, riot, adverse weather conditions, breakdowns in equipment or facilities, strike, slowdown, work stoppage or other labor trouble or delays in receiving or failures to receive any permits, licenses or approvals from any governmental authority, then JNL shall be excused to the extent made necessary by such cause or condition and during the continuance thereof, and JNL shall incur no liability by reason of its failure to perform the obligations so excused. Such cause or condition shall not, however, relieve JNLNY of the obligation to pay to JNL the Fees due to JNL for the Services rendered prior to such stoppage.

SECTION 5.6 ASSIGNMENT. This Agreement and any rights pursuant hereto shall be assignable only upon (i) the written consent of the Parties, and (ii) the prior written consent of the Department. Except as and to the extent specifically provided in this Agreement, nothing in this Agreement, expressed or implied, is intended to confer on any person other than the Parties hereto or their respective legal successors any rights, remedies, obligations or liabilities, or to relieve any person other than the Parties hereto or their respective legal successors from any obligations or liabilities that would otherwise be applicable. This Agreement shall be binding upon, extend to and inure to the benefit of the Parties hereto and each of their respective legal successors and assigns.

SECTION 5.7 GOVERNING LAW. This Agreement and the rights and obligations of the Parties hereunder shall be governed by and construed and interpreted in accordance with the law of the State of New York.

SECTION 5.8 ARBITRATION. In the event of any irreconcilable dispute between the Parties, such dispute shall be submitted to arbitration. Either Party may submit the dispute to arbitration by notifying the other of its submission and naming its representative in arbitration. The other Party shall name its representative in arbitration within 30 days after receiving such notice. Each such representative of the Parties shall nominate three persons to serve as umpire. The umpire shall be chosen by drawing lots after each representative has rejected two of the nominees named by the opposing representative. The representatives and umpire shall be disinterested insurance company executives. The arbitration shall be relieved from judicial formalities including but not limited to rules of evidence. The arbitration decision shall be final and binding upon the Parties. Each Party shall bear the expense of its own representative and one-half the other expenses of the arbitration proceedings. The arbitration, if any, shall take place in New York, New York, unless otherwise mutually agreed by the Parties.

SECTION 5.9 NOTICE. All notices, statements or requests pursuant to this Agreement shall be deemed to have been duly made when delivered by hand to an officer of the other Party, deposited with the U.S. Postal Service as first-class certified or registered mail with postage prepaid or a nationally recognized overnight courier service, or transmitted by facsimile to:

(a) If to JNL to:

Jackson National Life Insurance Company
5901 Executive Drive
Lansing, Michigan 48911-5389
FAX: (517) 394-6432
Attention: Thomas J. Meyer, Esq.
Vice President and General Counsel
(517) 887-5053

(b) If to JNLNY to:

Jackson National Life Insurance Company of New York
2900 Westchester Avenue
Purchase, New York 10577
Attention: Andrew B. Hopping
Senior Vice President - Finance
(888) 249-5669

SECTION 5.10 ENTIRE AGREEMENT. This Agreement expresses the entire Agreement between the Parties, there being no representation, warranty or other agreement not herein expressly set forth or provided for. No amendment, supplement or other modification of this Agreement shall be binding on the Parties unless made in writing and executed by all of the Parties hereto.

SECTION 5.11 SEVERABILITY. Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

SECTION 5.12 SECTION HEADINGS. Section headings contained herein are for reference purposes only and shall not affect the meaning or interpretation of this Agreement.

SECTION 5.13 COUNTERPARTS. This Agreement may be executed in separate counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument.

[SIGNATURES FOLLOW]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed in duplicate by their respective officers duly authorized as of the date and year first above written.

JACKSON NATIONAL LIFE INSURANCE COMPANY

By______________________________
Name:____________________________
Thomas J. Meyer, Vice President & General Counsel

JACKSON NATIONAL LIFE INSURANCE
COMPANY OF NEW YORK

By______________________________
Name:____________________________
Andrew B. Hopping, Sr. Vice President - Finance